

China Yingxia International

China Yingxia International, Inc.

Investor Presentation
November 2008

www.chinayingxia.com

Safe Harbor Statement



The statements contained herein that are not historical facts are 'forward looking statements' within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by, among other things, the use of forward looking terminology such as 'believes,' 'expects,' 'may,' 'will,' 'should,' or 'anticipates' or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In particular, our statements regarding the potential growth of the markets are examples of such forward-looking statements.

The forward-looking statements include risks and uncertainties, including but not limited to, general economic conditions and regulatory developments, not within our control. The factors discussed herein and expressed from time to time in our filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed or implied by such statements. The forward-looking statements are made only as of the date of this filing, and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Equity Snapshot



NASDAQ OTC BB:	**CYXI.OB**
Price (as of October 30, 2008) :	**$0.40**
Market Capitalization:	**$17.8M**
Shares Outstanding:	**44.5M**
Float:	**10.9M**
Revenues (ttm):	**$17.6M**
Net Income (ttm):	**$6.9M**
EPS (ttm):	**$0.14**
P/E (ttm):	**2.81**
Fiscal Year:	**Dec 31**

ttm June 30, 2008

EPS calculated using a diluted share count of 48.2 million

Corporate Structure



China Yingxia International, Inc. (CYXI.OB)

100%

Warner Nutraceutical International, Inc.

100%

Harbin Yingxia Industrial Co., Ltd.

100%

Shanghai Jin Ao Food Co., Ltd.

Guangzhou Chichi Network Co., Ltd.

China Xianhe India Private Ltd.

Company Overview



- Leading nutritional foods and health supplements company in China

- Established in 1998 in Harbin, Heilongjiang province. Became public in the US in May 2006.

- Total number of employees, 214, as end of 2007

- **What we do:** Develop, manufacture and distribute nutritional products, dietary supplements, and raw cactus plants

- **How we sell:** Distribute most products through 1250 plus franchisee-owned retail outlets

- **Our model:** Vertically integrated business model

- **Our focus:** Growing nutritional foods product lines

Investment Highlights



- Profitable and steadily growing business

- Focus on the nutritional food sector that has huge market potential in China

- Expanding national and international distribution network organically and through acquisitions

- Vertically integrated business model

- Diversified product portfolio

Market Snapshot



Attractive, growing markets in China

- **Dietary supplements**
  - Consumption $6.7 billion (2006)
  - Growing to represent 10% of total global supplement market

- **Nutritional food**
  - Output RMB 120 billion (approximately $15 billion) in 2006
  - Average annual growth rate 8-10%, but may speed up to 15%

Sources: Nutrition Daily Journal's China Nutrition Market Report 2007, Public Nutrition and Development Center 2005 and 2006 (PNDC), AP Food Technology, China Green Food Development Center, China Organic Food Certification Center (COFCC)

- **Green food**
  - Produced with reduced amount of pesticide and tested for residue
  - Annual output 15 million tons
  - 3% of all food commodities consumption
  - **Price premium 10%-30%**

- **Organic food**
  - Produced without chemical pesticides
  - Organic production 3.85 million tons in 2006, 0.2% of total agricultural produce
  - To reach 2% of produce within 10 years
  - **Price premium 200%**

Product Lines



Product Lines	Gross Margin
■ **Nutritional Food Products**	**44.46%**
■ **Dietary Supplements**	**59.09%**
■ **Raw Cactus Plants**	**61.95%**
■ **Cosmetic Products**	**76.73%**
■ **Personal Care and Other Products**	**70.91%**

Product Segmentation, % of Sales



Growing Nutritional Food Products Segment



- **Revenue from nutritional food products is increasing**

    - 5.5% in 2006
    - 13.5% in 2007
    - 24.68% in 1H 2008

- **Acquisition of Shanghai Jin Ao will further expand nutritional food business**

    - Soybean milk and yogurt



% Breakdown of Nutritional Food Sales 2007

5.7%   7.7%   9.4%

6.0%   9.4%

6.3%

18.5%   16.0%

6.9%   7.3%

- ■ Functional organic rice
- ■ Soy yogurt
- ■ Long Gu millet
- ■ Dried noodles
- ■ Rice crackers and biscuits
- ■ Dried herbal mushrooms
- ■ Organic eggs
- ■ Nestle products
- ■ Milk
- ■ Soybeans

Dietary Supplements



- **Revenue from dietary supplements**
  - 20.49% in 2006
  - 21.56% in 2007
  - 21.17% in 1H 2008

- **Includes products with background in Traditional Chinese Medicine in the forms of pills, tablets and capsules**

Breakdown of Dietary Supplements Sales 2007



9.0%
3.7%
4.5%
6.6%
3.7%
24.7%
13.6%

- Cactus based supplements
- Balsamic pear based supplements
- Protein supplements
- Shepherd's purse based supplements
- Multi-vitamin supplements
- Organic teas
- Freeze dried cactus powder

Raw Cactus Plants



- **A nourishing staple food with proven health benefits**
  - Contains essential vitamins and minerals
  - Used to treat diabetes adiposity, constipation, cholesterol, high blood pressure, low immunity and skin disorders



- **China Yingxia grows cacti in-house**
- **Sales seasonal, peaking in Q2**
  - Plants harvested in May, June, September and October

- **Share of revenue**
  - 69.2% in 2006
  - 38.3% in 2007
  - 49.3% in 1H 2008



Business Model



Vertically integrated business model

    

Scientific Research   **Planting Base**   **Production Base**

      

Processing Base   **Distribution - Franchisees**   **Distribution - Sales**   **Customer**

Rich Natural Resources



- **Heilongjiang Province**

  - 36 million acres of black soil producing high quality agricultural products

  - Produces 40% of the soybeans in China



- **China Yingxia has established long term relationships with local farmers**

  ➡ CYXI provides seeds and fertilizers
  ➡ CYXI buys back quality raw materials
  ➡ Farmers offer reasonable prices



Manufacturing Facilities



Harbin Yingxia

- **16,300 sqm of manufacturing space dedicated to processing of soybean, millet, and cactus**

- **Production capacity**
  - 10,000 tons/yr of soybean milk products
  - 20,000 tons/yr of Longgu golden millet products
  - 10,000 tons/yr of dried cactus powder (not yet in operation)



Shanghai Jin Ao

- Soy milk production
- Capacity 14,960 tons/yr
- Current production 3,000 tons/yr



Shanghai Jin Ao Food Co. Ltd.



- **Production** of soybean milk and yogurt
  - □ Utilizes advanced Australian deep processing technology

- **Total investment** $5.3 million
  - □ $4.1 million to acquire Jin Ao's assets
  - □ $1.2 million in working capital

- **Projections** for H2 2008:
  - □ Revenue $1.6 million
  - □ Gross profit 30%
  - □ Net profit margin 22%

- Strong **market presence**
  - □ Sales focused on Shanghai and Shenzhen (80% of revenue)
  - □ **Kingland:** strong proprietary brand
  - □ **Distribution:** Top 4 customers, Carrefour, Metro, RT Mart and Lianhua, contribute to 21% of revenue, online sales to 9.8%



Sales & Distribution



- **Franchisee owned-retail outlets at 3 levels: Provincial, Municipal, and Township**

  - **Provincial level stores:** large standalone stores located in metropolitan cities
  - **Municipal level outlets:** medium sized stores within department stores or shopping malls
  - **Township level franchises:** small kiosk and booth type outlets

- **Yingxia's acquisition of Chichi Network companies**

  - Expand business online
  - Gain access to distribution of groceries and specialty foods through approximately 40 franchisee stores located in Southern China



Estimated Number of Franchisees



Breakdown of franchisee-owned retail outlets as of December 31, 2007

Sales & Distribution



Geographic breakdown of franchisees

Region	Franchisees		Net Sales	
	As of		As of	
	December 31, 2007	% increase from 2006 to 2007	December 31, 2007	% increase from 2006 to 2007
Northeast	391	15.0%	$ 9,534,011	70.8%
North China	128	220.0%	$ 1,456,525	168.8%
East China	105	320.0%	$ 1,030,743	145.4%
Northwest	30	400.0%	$ 494,498	173.3%
Southwest	60	328.6%	$ 688,995	93.9%
Southcentral	286	281.3%	$ 2,707,546	105.1%
Total	1000		$ 15,912,318	

- No single franchisee/customer represented more than 5% of Yingxia's total revenues, 2007

Research & Development



❑ **Academic research partners:**
- ❑ Northeastern Agricultural University
- ❑ Harbin Medical University
- ❑ Heilongjiang Traditional Chinese Medicine &
- ❑ Pharmacology University
- ❑ The Chinese Academy of Agricultural Sciences
- ❑ Nanjing Agricultural University



❑ **Patented technologies:**
- ❑ Cactus dry powder and deep processing technology
- ❑ Longgu golden rice and deep processing technology
- ❑ MT corn, fruit and vegetable functional food processing technology

❑ **Corporate research partner:**
- ❑ Australia's King International Food Corporation Ltd., which owns a patent on soybean deep processing technology
- ❑ China Yingxia is the only Chinese company with access to this patent



Growth Strategy



Expand distribution network

Increase total number of franchisee-owned retail outlets to 1,500 by the end of 2008

Leverage distribution network of Chichi Network companies in Southern China, as well as online



Increase soy milk production

Increase utilization of Shanghai Jin Ao's production capacity



Sales to international markets

Focus on dietary supplement products through subsidiary in New Delhi India



Financial Projections



China Yingxia International, Inc.

	FY 2008 E
Revenue	$25.9
Gross Profit	$15.1
Gross Margin	58%
Net Income	$12.9
Net Margin	50%
EPS	$0.26





EPS calculated using a diluted share count of 49.7 million

Attractive Valuation



	Ticker	Price	Market Cap ($ million)	Revenue growth in 2007	P/E (ttm)	P/B (mrq)
China Yingxia International	**CYXI.OB**	**$0.40**	**17.79**	**89%**	**2.81**	**0.46**
China Kangtai Cactus Bio-Tech	CKGT.OB	$0.58	10.29	37%	4.11	0.52
Schiff Nutrition International	WNI.N	$5.36	156.06	-3%	12.50	1.53
Nutraceutical International Corp	NUTR.O	$9.00	96.82	4%	7.69	0.86
United Natural Foods	UNFI.O	$20.34	868.35	13%	17.89	1.81
Average (excluding CYXI)				13%	10.55	1.18

Source: Reuters October 30, 2008

Management Team and the Board



Yingxia Jiao, Chairwoman, CEO – Yingxia Jiao has a TCM family background ans spent 27 years in nursing and hospital management before founding China Yingxia in 1998. She graduated from the Harbin University of Chinese Medicine, and is currently a research fellow at the Chinese Academy of Science.

Zhang Ping, COO – Zhang Ping serves as COO and is responsible for overseeing the production and quality control of the Company's production process. His prior experiences include working at various government organizations in their agricultural administrative departments.

Ren Hu, CFO – Ren Hu joined the Company as CFO in June 2008. Prior to China Yingxia, Mr. Hu was VP of finance at China Kangtai Cactus Bio-Tech, Inc. Mr. Hu has over 10 years of experience on Wall Street and received his MBA from London Business School in 1989.

Fanke Kong, VP of Finance – Fanke Kong has over 28 years of professional experience in accounting and asset valuation. He is a Senior Accountant with a China CPA and CPV. He graduated from the Heilongjiang Industrial Transportation Management College with a major in accounting in 1990.

Alice Lee Rogers, Independent Director and Audit Committee Chair – Ms. Rogers is a CPA with more than 8 years of work experience in accounting. She is the marketing director and audit manager at GPKM, LLP. Ms. Rogers graduated with a BA in Business Administration from California State University.

Dr. Zhaobo Wang, Independent Director – Dr. Wang serves on the Nominating and Corporate Governance Committees of the Company. He is a professor of Operations Management, and Business Statistics at Farleigh Dickinson University (FDU), N.J., U.S. and received his Ph.D. in Operations Management in 1992 and MBA in Management Information Systems in 1990, both from Rutgers University.

Strong Revenue Growth





Revenue ($ million)

CAGR (2005-2007) 63%

Growth 24%

	2005	2006	2007	2008 E	1H 2007	1H 2008
Revenue	6.2	8.4	15.9	25.9	6.9	8.5

CAGR = compound annual growth rate

Increasing Gross Profit and Margin



Gross Profit ($ million)

Margin (%)

- 2005: 3.2 — 51.4%
- 2006: 4.6 — 54.4%
- 2007: 9.1 — 57.4%
- 2008 E: 15.1 — 58.2%
- 1H 2007: 3.8 — 54.9%
- 1H 2008: 4.9 — 56.9%

Increasing Net Income and Margin



Net Income ($ million)

Margin (%)

Chart data:

Period	Net Income ($ million)	Margin (%)
2005	1.8	29.8%
2006	5.3	63.6%
2007	6.1	38.5%
2008 E	12.9	49.8%
1H 2007	3.0	43.8%
1H 2008	3.8	44.0%

Summary Income Statement



Summary Income Statement	Six Months ended June 30		Year Ended December 31	
($ in million)	2008	2007	2007	2006
Revenues	$8.5	$6.9	$15.9	$8.4
Gross Profit	$4.9	$3.8	$9.1	$4.6
Gross Margin	56.9%	54.9%	54.8%	57.2%
Operating Income	$3.9	$3.0	$6.1	$2.4
Operating Margin	46.2%	43.8%	38.2%	27.84%
Net Income	$3.8	$3.0	$6.1	$5.3
Net Margin	44.0%	43.8%	38.5%	63.6%

Summary Balance Sheet



Selected Balance Sheet Data	As per June 30	As per December 31	
(in $ million)	2008	2007	2006
Cash and cash equivalents	$2.5	$0.7	$0.1
Total Current Assets	$19.1	$15.1	$4.8
Total Assets	$43.7	$37.1	$20.1
Total Current Liabilities	$0.7	$0.4	$0.9
Total Liabilities	$0.7	$0.4	$0.9
Total Shareholders' Equity	$43.0	$36.8	$19.2

Investment Highlights



- **Profitable and steadily growing business**

- **Focus on the nutritional food sector that has huge market potential in China**

- **Expanding national and international distribution network organically and through acquisitions**

- **Vertically integrated business model**

- **Diversified product portfolio**

Contact Information



Company Contact:
China Yingxia International, Inc.
Mr. Ren Hu
Chief Financial Officer
+1-201-887-0415
arenhu@gmail.com

Auditor:
Bagell, Josephs, Levine & Co., LLC
Ciro Adams, CPA
Managing Partner
+1- 856-346-2828
info@bjlcpas.com

Investor Relations:
CCG Investor Relations Inc.
Mr. Crocker Coulson
President
+1-646-213-1915
crocker.coulson@ccgir.com

Legal Counsel:
Williams Securities Law Firm
Michael Williams
+1 813-831-9348
wmslaw@tampabay.rr.com